Exhibit 99.1

BRAINSWAY LTD.

19 Hartum Street, Bynet Building,

3rd Floor Har HaHotzvim,

Jerusalem 9777518

Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on March 20, 2023

The Annual General Meeting of Shareholders of BrainsWay Ltd. (the “Company”), will be held at the offices of the Company, 19 Hartum Street, Bynet Building, 3rd Fl, Har HaHotzvim, Jerusalem, Israel on March 20, 2023 at 3:00 p.m. Israel time, or at any adjournments thereof (the “Annual Meeting”), for the following purposes:

1.	To appoint Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company’s independent auditors for the year 2022 and for an additional period until the following annual general meeting and to authorize the Board of Directors to determine their compensation for the year; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2021;

2.	To approve the election of Mr. Ami Boehm as a director to the Board of Directors of the Company, and the re-election of each of Dr. David Zacut, Mr. Avner Hagai, Ms. Eti Mitrany, Ms. Karen Sarid, Prof. Avraham Zangen, Mr. Yossi Ben Shalom and Mr. Avner Lushi as directors to the board of directors of the Company;

3.	To approve compensation for Ami Boehm for his role as the Chairman of the Board of Directors;

4.	To approve compensation for Dr. David Zacut for his role as a special consultant of the Company;

5.	To approve compensation for Hadar Levy, the Company's Chief Executive Officer; and

6.	To approve an amendment to the Compensation Policy of the Company.

In addition, shareholders at the Meeting will have an opportunity to discuss the financial statements of the Company for the fiscal year ended December 31, 2021 and the Board of Directors Report (included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission) for the year.

The Company is currently unaware of any other matters that may be raised at the Annual Meeting. Should any other matters be properly raised at the Annual Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ordinary shares, par value NIS 0.04 per share (the “Ordinary Shares”), and holders of record of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts issued by The Bank of New York Mellon at the close of business on February 13, 2023 shall be entitled to receive notice of and to vote at the Annual Meeting.

The Board of Directors recommends that you vote FOR the proposals, as specified on the enclosed form of proxy.

Whether or not you plan to attend the Annual Meeting, it is important that your Ordinary Shares or ADSs (as applicable) be represented. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience. Execution of a proxy will not in any way affect a shareholder’s right to attend the Annual Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company's offices so that it is received by the Company no later than Thursday, March 16, 2023, at 11:00 a.m. Israel time. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be.

Shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver to the Company, no later than Thursday, March 16, 2023, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date (as defined below), which certificate must be issued or approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Annual Meeting (i.e., 9:00 a.m. Israel time on Monday, March 20, 2023). You should receive instructions about electronic voting from the Tel-Aviv Stock Exchange member through which you hold your Ordinary Shares.

ADS holders should return their proxies by the date set forth on their form of proxy.

Shareholders wishing to express their position on an agenda item for this Annual Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Company Secretary, at 19 Hartum Street, Bynet Building, 3rd Fl, Har HaHotzvim, Jerusalem, Israel, by no later than Friday, March 10, 2023. Any Position Statement received, that is in accordance with the guidelines set by the Israel Companies Law 1999, will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

If within half an hour from the time appointed for the Annual Meeting a quorum is not present, the Annual Meeting shall be adjourned to the same day as the day of the scheduled Annual Meeting, in the following week, at the same time and place, or at another day, time and place prescribed by the Board of Directors in a notification to the shareholders.

The voting results of the Proposals, including the percentage of votes against, for and abstentions with respect to each of the Proposals, will be published following the adjourning of this Annual Meeting and will be available to the public on the Company's website http://www.brainsway.com, the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, can be viewed at the Company's registered office on 19 Hartum Street, Bynet Building, 3rd Fl, Har HaHotzvim, Jerusalem, Israel, Tel: (+972-2) 582-4030, Sunday through Thursday between 10:00- 15:00, and also will be made available to the public on the Company's website http://www.brainsway.com, the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

By Order of the Board of Directors
_______________________
Dr. David Zacut, Departing Chairman
Tel-Aviv, Israel	Ami Boehm, Incoming Chairman
February 13, 2023	Board of Directors

BRAINSWAY LTD.

19 Hartum Street, Bynet

Building 3rd Fl, Har

HaHotzvim Jerusalem

9777518

Israel

PROXY STATEMENT

FOR ANNUAL GENERAL MEETING OF

SHAREHOLDERS TO BE HELD ON MARCH 20, 2023

This Proxy Statement ("Proxy Statement") is furnished to the holders of ordinary shares, par value NIS 0.04 per share (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts issued by The Bank of New York Mellon (“BNY Mellon”), of BrainsWay Ltd. (the “Company” or “Brainsway”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors” or the “Board”) of proxies for use at the Annual General Meeting of Shareholders (the “Annual Meeting”), to be held on Monday, March 20, 2023, at 3:00 p.m. Israel time at the offices of the Company, 19 Hartum Street, Bynet Building, 3rd Fl, Har HaHotzvim, Jerusalem, Israel, or at any adjournments thereof.

It is proposed at the Annual Meeting to adopt the following proposals or to consider the following items:

1.	To appoint Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company’s independent auditors for the year 2022 and for an additional period until the following annual general meeting and to authorize the Board of Directors to determine their compensation for the year; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2021;

2.	To approve the election of Mr. Ami Boehm as a director to the Board of Directors of the Company, and the re-election of each of Dr. David Zacut, Mr. Avner Hagai, Ms. Eti Mitrany, Ms. Karen Sarid, Prof. Avraham Zangen, Mr. Yossi Ben Shalom and Mr. Avner Lushi as directors to the board of directors of the Company;

3.	To approve compensation for Ami Boehm for his role as the Chairman of the Board of Directors;

4.	To approve compensation for Dr. David Zacut for his role as a special consultant of the Company;

5.	To approve compensation for Hadar Levy, the Company's chief executive officer; and

6.	To approve an amendment of the Compensation Policy of the Company.

The Company is currently unaware of any other matters that may be raised at the Annual Meeting. Should any other matters be properly raised at the Annual Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders may present proposals for consideration at the Annual Meeting by submitting their proposals to the Company no later than Thursday, February 23, 2023.

Shareholders Entitled to Vote

Only shareholders and ADS holders of record at the close of business on February 13, 2023 (the “Record Date”), shall be entitled to receive notice of and to vote at the Annual Meeting. At the close of business on February 13, 2023, the Company will have outstanding 33,075,458 Ordinary Shares, each of which is entitled to one vote on each of the matters to be presented at the Annual Meeting.

Proxies

A form of proxy card for use at the Annual Meeting is attached to this Proxy Statement and has been sent to the ADS holders together with a prepaid return envelope for the proxy. By appointing “proxies”, shareholders and ADS holders may vote at the Annual Meeting, whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company by the applicable deadline, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the proxy card. ADS holders should return their proxies to BNY Mellon by the date set forth on the proxy card. Subject to applicable law and the rules of the NASDAQ Global Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted FOR all of the proposed resolutions to be presented at the Annual Meeting for which the Board of Directors recommends a “FOR”. Shareholders and ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BNY Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy bearing a later date.

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company's offices so that it is received by the Company no later than Thursday, March 16, 2023, at 11:00 a.m. Israel time. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver to the Company, no later than Thursday, March 16, 2023, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be issued or approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Annual Meeting (i.e., 9:00 a.m. Israel time on Monday, March 20, 2023). You should receive instructions about electronic voting from the Tel-Aviv Stock Exchange member through which you hold your Ordinary Shares.

Expenses and Solicitation

The Board of Directors is soliciting proxies for use at the Annual Meeting. The Company expects to mail this Proxy Statement and the accompanying proxy cards to ADS holders on or about February 16, 2023. In addition to solicitation of proxies to ADS holders by mail, certain officers, directors, employees and agents of the Company, may solicit proxies by telephone, mail or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Ordinary Shares or ADSs.

This proxy statement and proxy card shall also serve as a voting deed (ktav hatzba’a), as such term is defined under the Israel Companies Law 1999 (the “Companies Law”).

Quorum and Voting

One or more shareholders holding Ordinary Shares or ADSs conferring in the aggregate at least one-third of the voting power of the Company, present in person or by proxy at the Annual Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the Annual Meeting a quorum is not present, the Annual Meeting shall be adjourned to the same day as the day of the scheduled Annual Meeting, in the following week, at the same time and place, or at such other day, time and place as shall be prescribed by the Board of Directors in a notification to the shareholders. At such reconvened meeting, one or more shareholders holding Ordinary Shares or ADSs conferring in the aggregate at least one-third of the voting power of the Company, present in person or by proxy at the Annual Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the reconvened meeting a quorum is not present, any two (2) shareholders present in person or by proxy shall constitute a quorum regardless of the number of Ordinary Shares or ADSs represented.

Voting for Proposals 1, 2, 3 and 4: The approval of Proposals 1, 2, 3 and 4 each requires the affirmative vote of at least a majority of the voting power represented at the Annual Meeting, in person or by proxy, and voting on the matter presented.

Voting for Proposals 5 and 6: The approval of Proposals 5 and 6 each requires the affirmative vote of at least a majority of the voting power represented at the Annual Meeting, in person or by proxy, and voting on the matter presented, provided that one of the following two alternatives must apply: (i) such majority vote at the Annual Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the Annual Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

Please note that you are required to indicate on the proxy card with respect to each of Proposals 5 and 6 whether you are a controlling shareholder of the Company, or acting on its behalf or not, and whether you have a personal interest in the approval of the proposal as provided above or not. If you fail to so indicate on the proxy card, your vote may not be counted with respect to each of proposals 5 and 6 for which you failed to provide notification.

Shareholders wishing to express their position on an agenda item for this Annual Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Company Secretary, at 19 Hartum Street, Bynet Building, 3rd Fl, Har HaHotzvim, Jerusalem 9777518, Israel. Any Position Statement received, that is in accordance with the guidelines set by the Israel Companies Law, will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

Position Statements must be submitted to the Company by no later than March 10, 2023.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. The Company’s filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be considered as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR EACH OF THE PROPOSALS.

Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

We request you to carefully read this entire Proxy Statement, including the documents we refer to in this Proxy Statement. If you have any questions, need assistance in voting, or need additional material, please contact our General Counsel by e-mail: mklein@brainsway.com

PROPOSAL NO. 1 APPOINTMENT OF AUDITORS

Under the Companies Law and the Company’s Amended and Restated Articles of Association (the “Articles”), the shareholders of the Company are authorized to appoint the Company’s independent auditors. Under the Articles, the Board of Directors is authorized to determine the independent auditors’ remuneration. In addition, the Listing Rules of The NASDAQ Stock Market (“Nasdaq”) require that the Company’s audit committee approve the re-appointment and remuneration of the independent auditors.

At the Meeting, shareholders will be asked to approve the re-appointment of Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company's auditors for the year ending December 31, 2022 and for an additional period until the next annual general meeting. Kost Forer Gabbay & Kasierer has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services.

The aggregate fees paid to the Company's independent auditors during 2020 and 2021 were $300,000 (three hundred thousand) and $329,000 (three hundred and twenty-nine thousand) US dollars, respectively.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be, and hereby is, appointed as the independent auditors of the Company for the year 2022 and for an additional period until the next annual general meeting and to authorize the Board of Directors to determine their compensation for the year.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution.

THE BOARD OF DIRECTORS AND AUDIT COMMITTEE RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” THE PROPOSED RESOLUTION.

PROPOSAL NO. 2

ELECTION OF MR. AMI BOEHM AS DIRECTOR AND RE-ELECTION OF DR. DAVID ZACUT, MR. AVNER HAGAI, MS. ETI MITRANY, MS. KAREN SARID, PROF. AVRAHAM ZANGEN, MR. YOSSI BEN SHALOM AND MR. AVNER LUSHI AS DIRECTORS

The Board of Directors has appointed Mr. Ami Boehm to serve as an independent director of the Company effective from January 1, 2023 until the date of the Meeting and has appointed Mr. Boehm as Chairman of the Board of Directors of the Company effective from February 13, 2023.

At the Meeting, the term of all the Company’s directors will expire. The Nomination Committee and the Board of Directors has nominated each of Ami Boehm, Dr. David Zacut, Mr. Avner Hagai, Ms. Eti Mitrany, Ms. Karen Sarid, Prof. Avraham Zangen, Mr. Yossi Ben Shalom and Mr. Avner Lushi to be elected or re-elected (as the case may be) as a director, in each case until the next annual general meeting of the Company.

Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the election of each of the nominees to hold office until the next annual general meeting, or such earlier time as each may resign or be removed from the Board of Directors pursuant to the terms of the Articles. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Each of the Company's directors has attested to the Board of Directors and to the Company that he or she meets all the requirements in connection with the election of directors under the Companies Law, per the statement substantially in the form attached hereto as Appendix A.

The remuneration recommended by the Company’s Compensation Committee and approved by the Board of Directors for the Company’s non- executive directors is within the range for annual remuneration and per meeting participation remuneration limits under the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000.

The remuneration of the Company's executive director Prof. Abraham Zangen, in lieu of the remuneration received by our non-executive directors, has been previously approved by the shareholders, and remains unchanged.

The remuneration of Mr. Ami Boehm as Chairman and of Dr. David Zacut as a special consultant of the Company, each in lieu of the remuneration received by our non-executive directors, is brought to shareholders approval under Proposals 3 and 4 below.

The nominees to serve on the Board of Directors are below and the following information with respect to the nominees is supplied based upon the information furnished to the Company by the nominees:

Name	Age	Gender	Position
Ami Boehm	51	Male	Chairman of the Board
Dr. David Zacut (3)	71	Male	Vice-Chairman
Mr. Avner Hagai (2)(4)	67	Male	Director
Mr. Avner Lushi (1)(4)	57	Male	Director
Eti Mitrany (1)(2)	53	Female	Director
Karen Sarid (1)(2)(3)	72	Female	Director
Prof. Avraham Zangen	54	Male	Director
Yossi Ben Shalom (3)(4)	67	Male	Director

(1)	Member of our audit committee
(2)	Member of our compensation committee
(3)	Member of our executive committee
(4)	Member of our nomination committee

Ami Boehm has served as our Director since January 2023 and as our Chairman of the Board since February 2023. Mr. Boehm has deep expertise in providing strategic advice for companies operating in multiple global industries. From 2004 to 2022, he served as a partner at FIMI Opportunity Funds, Israel’s leading private equity firm. As a partner at FIMI, Mr. Boehm has sourced and led dozens of control equity investments, and led improvement processes of FIMI’s portfolio companies and strategic activities of the portfolio companies in Israel, China, Europe and the U.S. He has served as Chairman of the Board or Director of numerous public and private companies, including Ormat Technologies, Inc. (NYSE and TASE listed), Gilat Satellite Networks, Ltd. (NASDAQ and TASE listed), TAT Industries Ltd. (NASDAQ and TASE listed), Kamada Ltd. (NASDAQ and TASE listed), Rekah Pharmaceutical Industries, Ltd. (TASE listed), Novolog Ltd. (TASE listed), Hamlet, Ltd. (TASE listed), Galam Ltd., and Greenstream Ltd., and has worked closely with management teams across the continuum of business and corporate development activities. Mr. Boehm received a Master of Business Administration from Northwestern University and Tel-Aviv University, a Bachelor of Law from Tel-Aviv University, and a Bachelor of Economics from Tel-Aviv University.

Dr. David Zacut has served as our Chairman of the Board of Directors since the Company's inception until February 2023 and thereafter as a Vice-Chairman. He is also a member of our executive committee. Dr. Zacut has been providing consulting services to Brain Research and Development Services since May 2001. Since 1983, Dr. Zacut has been working as a senior practicing physician at Hadassah Hospital, and from 1994 through 2003, he served as a managing director of several large medical centers. In addition, Dr. Zacut serves as a director of several private companies, including Brain Research and Development Services. Dr. Zacut holds an M.D. degree from the Hebrew University of Jerusalem.

Avner Hagai has served as the Company's Vice Chairman of the Board of Directors since November 2006 until February 2023, and thereafter as a director. He is also a member of the compensation and nomination committees of the board. He serves as a director at several companies, including at Hofit Kibbutz Kinneret Ltd., a plastics manufacturer, where he has served since 2010, and at Prisma F.S. Ltd., a building management company, where he has served since 2002. Mr. Hagai established A.A. Glass Ltd., an automotive glass and services company, where he has served as a director since 1984.

Mr. Avner Lushi has served as our director since January 2020, and currently serves as Chairman of our nomination committee and member of our audit committee and an audit committee financial expert as defined by SEC rules. Mr. Lushi has co-founded Guangzhou Sino-Israel Bio-industry Investment Fund (GIBF), a $100 million fund focused on introducing Israeli and western life sciences companies to the Chinese market, in which he also serves as a Managing Partner & CEO. From 2004 to 2015 Avner served as a Partner and Managing Director of Israel Healthcare Ventures (IHCV), a prominent Israeli life sciences venture capital fund. Before joining IHCV Avner was the Co-Founder & CEO of Life Sciences Transaction Support Ltd. (LTS), a PwC subsidiary dealing with life sciences investment banking. Avner served as an independent board member in 7 industrial public companies, the two last active ones being Raval ICS Ltd. and Ram-On Investments and Holdings (1999) Ltd. In addition, he represented IHCV and represented GIBF in numerous portfolio companies. Prior to turning to the private sector, Avner held increasingly senior roles with the Israeli Prime Minister Chamber and the Israeli Supreme Court. Avner holds an LLM in Law from the Hebrew University of Jerusalem, LLB in Law and a BA in Economics from the Haifa University.

Eti Mitrany has served as our Director since June 2016, and currently serves as chairperson of our compensation committee and a member of our audit committee and an audit committee financial expert as defined by SEC rules. Ms. Mitrany previously served as Senior Vice President, Head of the Corporate Economic Department at Teva Pharmaceuticals since 2012, with global responsibility for Teva’s business planning and analysis. Prior to that, Ms. Mitrany held various positions in Teva, including CFO of specialty R&D, and CFO and Director of Financial Planning & Analysis of the global branded business. Ms. Mitrany joined Teva in 1995 as a financial analyst of Copaxone—the first innovative product of Teva for the treatment of multiple sclerosis. Ms. Mitrany received her BA in Economics and MBA in Finance, both from Tel-Aviv University.

Karen Sarid has served as our Director since December 2017 and currently serves as chairperson of our audit committee and an audit committee financial expert as defined by SEC rules. She is also a member of our compensation and executive committees. Between March 2014 and July 2017, Ms. Sarid served as VP Beauty and Dental and as Chairman of China activities at Syneron Medical Ltd. Between January 2012 and August 2013 Ms. Sarid served as President of Alma Lasers Ltd. Ms. Sarid currently serves as a director of Eva Visual Ltd. She holds a BA in Economics and Accounting from the University of Haifa.

Prof. Avraham Zangen is the Head of the Brain Stimulation and Behavior Lab and the Chair of the PsychoBiology Brain Program at Ben-Gurion University in Israel. His research is directed at identifying and understanding altered neuroplasticity in psychiatric disorders, primarily depression, addiction and ADHD, utilizing brain stimulation and imaging techniques to explore mechanisms and potential clinical applications. He co-developed, along with Dr. Yiftach Roth, the Deep TMS coil which serves as BrainsWay’s platform technology. Professor Zangen has published over 150 peer reviewed articles, reviews and book chapters. He has been awarded numerous prizes for his scientific achievements, including the Medical Futures Innovation Award in London, the Sieratzki Prize for Advances in Neuroscience and the Juludan Prize at the Technion. He has also received several distinguished research grants, including from the National Institutes of Health, H2020 and the Israel Science Foundation.

Yossi Ben Shalom has served as our Director since December 2018 and currently serves as a member of our executive and nomination committees. Mr. Ben Shalom is a co-founder of D.B.S.I, a private investment company specializing in investments in mature companies that are positioned globally for high growth or built for vast expansion through M&As. As such, Mr. Ben Shalom serves as the Chairman of Pointer Telocation Ltd. (Nasdaq: PNTR), Rada (Nasdaq: RADA) and Shagrir Group Car Services Ltd. (TASE: SHGR). He also serves as a director at Taldor Computer Systems (1986) Ltd. (TASE: TALD), Eldan Cargo Ltd., The 8 Note Production & Distribution Ltd., Car 2 Go Ltd., Matzman Et Merutz Milenum Ltd. and Kafrit Industries (1993) Ltd. Mr. Ben Shalom was Executive Vice President and Chief Financial Officer of Koor Industries Ltd. from 1998 through to 2000. Before that, Mr. Ben-Shalom served as Chief Financial Officer of Tadiran Ltd. between 1994 and 1998. Mr. Ben Shalom holds a BA in Economics and an MA in Business Administration both from Tel Aviv University.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that each of Mr. Ami Boehm, Dr. David Zacut, Mr. Avner Hagai, Ms. Eti Mitrany, Ms. Karen Sarid, Prof. Avraham Zangen, Mr. Yossi Ben Shalom and Mr. Avner Lushi be, and each of them hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution.

THE NOMINATION COMMITTEE AND BOARD OF DIRECTORS RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” THE PROPOSED RESOLUTION.

PROPOSAL NO. 3

APPROVAL OF COMPENSATION TO AMI BOEHM

IN HIS CAPACITY AS CHAIRMAN OF THE BOARD OF DIRECTORS

Ami Boehm shall serve as an active chairman of our board of directors. If elected to the board as proposed in Proposal 2 above, it is proposed to approve, effective as of the date that Mr. Boehm was appointed as the Chairman of the Board, namely February 13, 2023 (Mr. Boehm’s compensation from the date of his appointment as a director on January 1, 2023 until his appointment as Chairman is the same as that applicable to our other non-executive directors) the following compensation, in lieu of compensation of our non-executive directors:

a.	Cash. A monthly compensation of NIS22,500 plus VAT for his term in office (calculated based on 30% capacity of a NIS 75,000 full capacity role); and

b.	Equity. The grant of 300,000 options to purchase Ordinary Shares of the Company, at an exercise price equal to 125% of the closing price per share on the last trading day prior to the date of this shareholders meeting, subject to standard terms in the company's Amended and Restated 2019 Share Incentive Plan and compliance with all applicable laws. The options will vest over a period of four years beginning on the date of his appointment as Chairman (February 13, 2023), with the first 25% vesting on the last date of the 12 month period following the vesting commencement date, and with the remaining 75% vesting in 12 equal portions – each upon the last day of every three month period thereafter until the options are fully vested, provided that, the options will only vest at the designated time if Mr. Boehm continues to be a member of the Board of Directors of the Company at the time of each such scheduled vesting. In the event that a Change of Control (as defined herein) occurs, with respect to any options in this grant that have not yet vested as of the date of the Change of Control, the vesting date of such unvested options shall be accelerated to the day immediately prior to the Change of Control. For the avoidance of doubt, in the event of such Change of Control, the exercise price shall remain unchanged as set forth above. “Change of Control” means (i) the acquisition, directly or indirectly, by any person or entity, in one transaction or a series of related transactions, of securities of the Company representing in excess of fifty percent (50%) or more of the combined voting power on the Company’s board or of the Company’s then outstanding securities, if such person/entity or his or its affiliate(s) do not own in excess of 50% of such voting power on the date of this grant, or (ii) the future disposition by the Company (whether direct or indirect, by sale of assets or stock, merger, consolidation or otherwise) of all or substantially all of its business and/or assets in one transaction or series of related transactions (other than a merger effected exclusively for the purpose of changing the domicile of the Company).

The proposed compensation for Mr. Boehm is reasonable considering his expected contribution to our strategy and operations as Chairman of the Board of Directors, and is not expected to materially affect the Company's profitability, property or liabilities. Furthermore, considering the Company’s stage, size and scope of operations, as well as its financial condition and its share price, this proposal seems reasonable and in the best interest of the Company. The compensation provided to Mr. Boehm is in accordance with our compensation policy.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the compensation of Mr. Ami Boehm, as provided herein, in his capacity as chairman of the Board of Directors.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution.

The Board and the compensation committee recommend that the shareholders vote “FOR” the proposed resolution.

PROPOSAL NO. 4

APPROVAL OF COMPENSATION TO DR. DAVID ZACUT

FOR HIS ROLE AS A SPECIAL CONSULTANT TO THE

COMPANY

It is proposed to approve a monthly consulting fee of NIS30,000 plus VAT as compensation for Dr. Zacut’s role as a special consultant of the Company, in lieu of compensation of non-executive directors of the Company.

The proposed compensation for Dr. Zacut for his consulting services is reasonable considering his contribution to our strategy and operations, as well as his deep knowledge of all aspects of the organization, and is not expected to materially affect the Company's profitability, property or liabilities. Furthermore, considering the Company’s stage, size and scope of operations, as well as its financial condition and its share price, this proposal seems reasonable and in the best interest of the Company. The compensation provided to Dr. Zacut is in accordance with our compensation policy.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the compensation of Dr. David Zacut, as provided herein, for his role as a special consultant to the Company.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution.

The Board and the compensation committee recommend that the shareholders vote “FOR” the proposed resolution.

PROPOSAL NO. 5

APPROVAL OF THE TERMS OF COMPENSATION OF MR. HADAR LEVY, THE COMPANY’S CHIEF EXECUTIVE OFFICER

The Companies Law requires that the terms of service and employment of a company’s chief executive officer be approved by the company’s compensation committee, the board of directors and the shareholders of the company, except in the limited circumstances set forth in the Companies Law.

Our Board of Directors has decided to appoint Hadar Levy, as Chief Executive Officer (CEO), effective as of February 13, 2023, subject to the required shareholder approval of his terms of compensation. He will succeed Dr. von Jako, who has been serving as CEO since January 2020.

Hadar Levy has served as our Senior Vice President (SVP) and Chief Operating Officer (COO), and a member of our senior leadership team since 2014, including previously serving as the Company’s Chief Financial Officer and then General Manager North America, before assuming his role as SVP and COO. Prior to his service at the Company, from August 2011 to September 2014 Mr. Levy served as Chief Financial Officer of the Latin American Division at Amdocs; and from 2008 to 2011, served as Chief Financial Officer & Vice President of Business Development of Notalvision. Prior to this position, he served as Controller of GE Healthcare Israel. Mr. Levy holds a BA in Economics and Accounting from Ruppin and an LLM from Bar Ilan University. Mr. Levy is a Certified Public Accountant.

Our Board is confident that growing within the ranks of the Company, Mr. Levy is well-suited to lead Brainsway into its next phase of growth.

The compensation committee and the Board of Directors of the Company has approved and recommends the shareholders to approve the following compensation package effective as of the date that Mr. Levy was appointed as the CEO, namely February 13, 2023:

(i)	Salary. Annualized gross base salary of NIS 1,020,000 (calculated on the basis of NIS 85,000 monthly);

(ii)	Bonus. Performance-based bonus in a gross amount not exceeding six (6) months of then current base salary based on achievement of the milestones, goals and targets to be set each year by the Board;

(iii)	Equity. 320,000 options to purchase Ordinary Sharers of the Company, at an exercise price equal to the closing price of the Company on the last trading day prior to the date of this shareholders meeting, subject to standard terms in the company's Amended and Restated 2019 Share Incentive Plan and compliance with all applicable laws. The options will vest over a period of four years beginning on the date of appointment as CEO (February 13, 2023), with the first 25% vesting on the last date of the 12 month period following the vesting commencement date, and with the remaining 75% vesting in 12 equal portions – each upon the last day of every three month period thereafter until the options are fully vested, provided that, the options will only vest at the designated time if Mr. Levy continues to be employed with the Company at the time of each such scheduled vesting. In the event that a Change of Control (as defined herein) occurs, with respect to any options in this grant that have not yet vested as of the date of the Change of Control, the vesting date of such unvested options shall be accelerated to the day immediately prior to the Change of Control. For the avoidance of doubt, in the event of such Change of Control, the exercise price shall remain unchanged as set forth above. “Change of Control” means (i) the acquisition, directly or indirectly, by any person or entity, in one transaction or a series of related transactions, of securities of the Company representing in excess of fifty percent (50%) or more of the combined voting power on the Company’s board or of the Company’s then outstanding securities, if such person/entity or his or its affiliate(s) do not own in excess of 50% of such voting power on the date of this grant, or (ii) the future disposition by the Company (whether direct or indirect, by sale of assets or stock, merger, consolidation or otherwise) of all or substantially all of their business and/or assets in one transaction or series of related transactions (other than a merger effected exclusively for the purpose of changing the domicile of the Company).

(iv)	Benefits. Similar to those of other senior executives of the Company.

(v)	Termination; Severance. If Mr. Levy’s employment is terminated without cause (1) where such termination occurs during the first two years of employment as CEO, Mr. Levy shall be entitled to a 6 month prior notice, and (2) where such termination occurs after the first two year of employment as CEO, Mr. Levy shall be entitled to a 4 month prior notice.

(vi)	Competition and Interfering Activities. Mr. Levy undertook not to compete with the products and services offered by the Company and not to do any interfering activities during the term of his employment and for 12 months of the date of termination of his employment for any reason.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to approve the terms of compensation of Mr. Hadar Levy, the Company's chief executive officer on the terms described in the Proxy Statement.”

The approval of Proposal 5 requires the affirmative vote at least a majority of the voting power represented at the Annual Meeting, in person or by proxy, and voting on the matter presented, provided that one of the following two alternatives must apply: (i) such majority vote at the Annual Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the Annual Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

The Company's Compensation Committee and Board of Directors recommend a vote FOR approval of the proposed resolution.

PROPOSAL NO. 6

AMENDMENTS TO THE COMPANY'S COMPENSATION POLICY

The Board of Directors and shareholders approved our current Compensation Policy at the previous shareholder meeting, and our Board of Directors believes it is now appropriate and beneficial to add a limitation on the equity that may be granted to employees, directors and consultants in order to further preserve shareholder value. Specifically, our Board of Directors recommends to amend the compensation policy of the Company such that the total grants to employees, directors and consultants of the Company that are still subject to any share incentive plan of the Company at any given time will not exceed a rate of 10% of the Company's issued and outstanding share capital on a fully diluted basis.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to approve an amendment of the Compensation Policy of the Company as set forth above.”

The approval of Proposal 6 requires the affirmative vote at least a majority of the voting power represented at the Annual Meeting, in person or by proxy, and voting on the matter presented, provided that one of the following two alternatives must apply: (i) such majority vote at the Annual Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the Annual Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

The Company's Compensation Committee and Board of Directors recommend a vote FOR approval of the proposed resolution.

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the Annual Meeting, but, if any other matters are properly presented at the Annual Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Dr. David Zacut, Departing Chairman

Ami Boehm, Incoming Chairman

Dated: February 13, 2023

Appendix A

Director's Declaration

Appendix A - Form of Statement of a Candidate to Serve as a Director

The undersigned,                                      , hereby declares to BrainsWay Ltd. (the “Company”), effective as of                                                 , as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”). Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company's shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company's special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is a biographical summary as contained in the Company's most recent Form 20-F, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise of which I will be aware and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned has signed this statement as of the date set forth above.

Name:                             Signature:

Date:

1 As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1)	offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

(2)	conviction by a court outside of the State of Israel of an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information.

2 As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

3 As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.